
July 12, 2022

Scott R. Anderson, Esq.
Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, IL 60606

> **Re:** **SmartTrust 596**
> **File Nos. 333-265896 and 811-21429**

Dear Mr. Anderson:

On June 29, 2022, you filed a registration statement on Form S-6 for SmartTrust 596 (UBS CIO: Quality Equity Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. Please disclose that the Trust will invest at least 80% of its assets in equity securities. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

2. Disclosure in the first paragraph states that the equity securities included in the report were considered by CIO GWN to be issued by quality companies that are relatively better positioned given the likelihood of a slowdown in business activity. Please disclose the universe of equity securities from which CIO GWN made its selection of quality companies (*e.g.*, exchange-listed, foreign, emerging markets, small-cap, mid-cap and/or large-cap) and, to the extent such types of quality companies are part of the Trust's principal strategy, any corresponding principal risks in the Principal Risk Considerations section. If the selection process included any sector criteria or analysis, please describe such criteria/analysis.

3. Please disclose the number of equity securities included in the report.

4. Inasmuch as the Trust's objective includes seeking dividend income, please disclose how the principal strategy reflects meeting this objective.

Investment Summary — Principal Risk Considerations (pages A-3 – A-4)

5. Please disclose a principal risk factor that describes the risk that quality equities selected by CIO GWN may not perform well even though CIO GWN believes the companies included in its report are relatively better positioned given the likelihood of a slowdown in business activity.

PART B

Risk Considerations — Selection Risk (pages B-4 – B-6)

6. The first sentence of the second full paragraph on page B-5 states that UBS's only relationship to the Sponsor or the Trust is the distribution of the Trust and licensing of certain trademarks and the publication of an ordinary course research report published by UBS without regard to the Trust or its unitholders upon which the UBS CIO: Quality Equity Trust portfolio was based. If the "licensing of certain trademarks" includes the Trust or Sponsor compensating UBS for the use of UBS's name in the Trust's name and use of the report, disclose the types of compensation paid by the Trust or Sponsor to UBS for use of its name and report. In addition, if the Sponsor created the Trust in order for UBS to sell units of the Trust exclusively to its customers, please disclose such arrangement in Part A of the registration statement.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

8. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt